Exhibit 99.1

A copy of this amended and restated preliminary short form prospectus has been filed with the securities regulatory authorities in each of the Provinces of British Columbia, Alberta, and Ontario but has not yet become final for the purpose of the sale of securities.  Information contained in this amended and restated preliminary short form prospectus may not be complete and may have to be amended.  These securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale therein and only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.  Information has been incorporated by reference in this short form prospectus from documents filed with the securities commissions or similar authorities in Canada.  Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Rusoro Mining Ltd., at Suite 2164, 1055 Dunsmuir Street, Vancouver, British Columbia, Canada V7X 1B1, Telephone:  604-632-4044, and are also available electronically at www.sedar.com.

The securities offered hereby have not been and will not be registered under the U.S. Securities Act of 1933, as amended (“1933 Act”) or any state securities laws.  Accordingly, except as permitted under the Underwriting Agreement, these securities may not be offered or sold within the United States of America.  This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States. See “Plan of Distribution”.

This short form prospectus is only being and may only be distributed to:  (i) persons outside the United Kingdom; or (ii) persons in the United Kingdom who (a) are a “Qualified investor” within the meaning of Section 86(7) of the United Kingdom Financial Services and Markets Act 2000, as amended (“FSMA”) and (b) within the categories of persons referred to in Article 19 (Investment professionals) or Article 49 (High net worth companies, unincorporated associations, etc,) of the United Kingdom Financial Services and Markets Act 2000 (Financial Promotion)  Order 2005 (the “Financial Promotion Order”).  This short form prospectus is not a prospectus for the purposes of Section 85(1) of FSMA.  Accordingly, this short form prospectus has not been approved as a prospectus by the United Kingdom Financial Services Authority (“FSA”) nor has it been approved by an authorized person pursuant to Section 87A of FSMA and has not been filed with the FSA pursuant to the United Kingdom Prospectus Rules.  By accepting this document, the recipient represents and warrants that they are a person to whom this short form prospectus may be so delivered without contravening the financial promotion prohibition in Section 21 of FSMA.  See “Plan of Distribution”).

Amended and Restated
Preliminary Short Form Prospectus

New Issue	February 24, 2009

RUSORO MINING LTD.

$100,200,000
167,000,000 Common Shares

This short form prospectus (the “prospectus”) qualifies the distribution of 167,000,000 Common Shares (each a “Share” and collectively, the “Shares”) in the capital of Rusoro Mining Ltd. (the “Company” or “Rusoro”).  The Shares are being offered and sold (the “Offering”) pursuant to the terms of an underwriting agreement (the “Underwriting Agreement”) dated February 24, 2009 between the Company and Canaccord Capital Corporation (the “Underwriter”).  See “Plan of Distribution”.

$0.60 per Share

	Price to the Public	Commission to the Underwriter	Net Proceeds to the Company (1)(2)

Per Share	$0.60	$0.036	$0.564

Total(2)	$100,200,000	$6,012,000	$94,188,000

(1)

Before deduction of the legal, accounting and administrative expenses of the Offering payable by the Company and estimated to be $400,000, which will be paid from the net proceeds of the sale of the Shares offered hereunder. See “Use of Proceeds”.

(2)

The Company has granted to the Underwriter an over-allotment option (the “Option”) to purchase up to an additional 25,050,000 Common Shares (each an “Additional Share” and collectively the “Additional Shares”)  at the Offering Price of $0.60 per Additional Share, exercisable for a period of 30 days from (and including) the closing date of the Offering.  If the Option is exercised in full, the total Price to the Public, Commission to the Underwriter and Net Proceeds to the Company will be $115,230,000, $6,913,800 and $108,316,200 respectively.  This prospectus also qualifies the distribution of the Option and the Additional Shares issuable upon the exercise of the Option.  See “Plan of Distribution”.

The following table sets out the number of Additional Shares that are issuable by the Company to the Underwriter pursuant to the Option.

Underwriter’s Position	Number of securities held	Exercise period	Exercise price
Option	Option to acquire 25,050,000 Additional Shares	Exercisable for a period of 30 days from (and including) the closing date of the Offering	$0.60

The price of the Shares offered under this prospectus was determined by negotiation between the Company and the Underwriter.  The Underwriter, as principal, conditionally offers these securities, subject to prior sale, if, as and when issued by the Company and accepted by the Underwriter in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution”.

Subscriptions for the Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice.  It is expected that definitive certificates evidencing the Shares offered hereunder will be available for delivery at closing, which is expected to occur on or about March 12, 2009 or such later date as the Company and the Underwriter may agree, but in any event not later than March 31, 2009 (the “Closing Date”).  Subject to applicable laws, the Underwriter may effect transactions intended to stabilize or maintain the market price for the Common Shares of the Company at levels above that which might otherwise prevail in the open market. See “Plan of Distribution”.  Certain legal matters relating to the Shares will be passed upon by Anfield Sujir Kennedy & Durno, on behalf of the Company, and by Stikeman Elliott LLP, on behalf of the Underwriter.

The outstanding Common Shares of the Company are listed and posted for trading on the TSX Venture Exchange (the “TSXV”) under the symbol “RML”.  Certain outstanding warrants of the Company are listed and posted for trading on the TSXV under the symbol “RML.WT”.  The closing price of the Common Shares of the Company on the TSXV on February 23, 2009, the day prior to the pricing of the Shares, was $0.70.  The Company has applied to list the Shares, and any Additional Shares distributed hereunder on the TSXV.  Listing will be subject to the Company fulfilling all the respective listing requirements of the TSXV.

An investment in the Shares should be considered speculative due to the nature of the Company’s business.  The risk factors outlined or incorporated by reference in this prospectus should be carefully reviewed and considered by prospective purchasers in connection with an investment in the Shares.  See “Risk Factors”.

Unless the context otherwise requires, references to the “Company”, “we”, “us” or “our” includes Rusoro Mining Ltd. and each of its subsidiaries.  Unless the context otherwise requires, references to “Common Shares” include all of the common shares of the Company, including the common shares of the Company offered and qualified hereunder.

The Company’s head office is located at Suite 2164, 1055 Dunsmuir Street, Vancouver, British Columbia, Canada V7X 1B1.  The Company’s registered office is located at Suite 1600, 609 Granville Street, Vancouver, British Columbia, Canada V7Y 1C3.

Investors should rely only on the information contained in or incorporated by reference into this prospectus.  The Company has not authorized anyone to provide investors with different information.  Neither the Company nor the Underwriter is making an offer of these securities in any jurisdiction where the offer is not permitted. Investors should not assume that the information contained in this short form prospectus is accurate as of any date other than the date on the front of this prospectus.  The Company’s business, operating results, financial condition and prospects may have changed since that date.

ii

TABLE OF CONTENTS

ELIGIBILITY FOR INVESTMENT	1

DOCUMENTS INCORPORATED BY REFERENCE	1

FORWARD-LOOKING INFORMATION	2

CURRENCY AND EXCHANGE RATES	3

GOLD PRICES	4

NATIONAL INSTRUMENT 43-101	4

THE COMPANY	4

BUSINESS OF THE COMPANY	8

RISK FACTORS	10

PLAN OF DISTRIBUTION	19

USE OF PROCEEDS	21

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	21

DESCRIPTION OF SECURITIES BEING OFFERED	23

PRIOR SALES	24

TRADING PRICE AND VOLUME	24

CHANGES TO CONSOLIDATED CAPITALIZATION	25

LEGAL PROCEEDINGS	26

AUDITORS, REGISTRAR AND TRANSFER AGENT	26

LEGAL MATTERS	26

INTERESTS OF EXPERTS	26

PURCHASERS’ STATUTORY RIGHTS	27

AUDITORS’ CONSENT	1

CONSENT OF ESPINEIRA, SHELDON Y ASOCIADOS	1

CERTIFICATE OF THE COMPANY	1

CERTIFICATE OF THE UNDERWRITER	1

iii

ELIGIBILITY FOR INVESTMENT

In the opinion of Stikeman Elliott LLP, counsel to the Underwriter, based on the provisions of the Income Tax Act (Canada) (the “Tax Act”), the regulations thereunder (the “Regulations”) and certain proposed amendments to the Tax Act and Regulations publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof, provided the Shares are listed on a designated stock exchange (which includes the TSXV) at the relevant time, the Shares, if issued on the date thereof, would be qualified investments under the Tax Act and the Regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered education savings plans, registered disability savings plans and tax-free savings accounts (each, a “Registered Plan”).  It should be noted that a holder of a tax-free savings account may be subject to a penalty tax in respect of the Shares held by a tax-free savings account if the Shares are “prohibited investments” for the tax-free savings account.  An investment in the Shares will not generally be a “prohibited investment” for a particular trust governed by a tax-free savings account provided the holder deals at arm’s length with and does not have a “significant interest” in the Company or in a corporation, partnership or trust with which the Company does not deal at arm’s length.  Generally, a holder will not have a significant interest in the Company unless the holder and/or persons not dealing at arm’s length with the holder, owns directly or indirectly 10% or more of the issued shares of any class of the capital stock of the Company or of a corporation related to the Company.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada.  Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Company at Suite 2164, 1055 Dunsmuir Street, Vancouver, British Columbia, Canada V7X 1B1, Telephone:  604-632-4044.  These documents are also available through the Internet on the System for Electronic Document Analysis and Retrieval, which can be accessed online at www.sedar.com.

The following documents, which the Company has filed with securities commissions or similar authorities in Canada, are specifically incorporated by reference and form an integral part of this prospectus:

(a)                                  the unaudited interim consolidated financial statements of the Company for the three and nine month periods ended September 30, 2008 and 2007 and the notes thereto (the “Interim Financial Statements”), together with the management’s discussion and analysis (“MD&A”) for such Interim Financial Statements;

(b)                                 the audited consolidated financial statements of the Company, the notes thereto and the auditors report thereon for the fiscal years ended December 31, 2007 and 2006 (the “Annual Financial Statements”), together with the MD&A for such Annual Financial Statements;

(c)                                  the annual information form of the Company dated December 12, 2008 for the fiscal year ended December 31, 2007 (the “AIF”);

(d)                                 the management information circular of the Company dated August 8, 2008 prepared in connection with the annual general meeting of shareholders of the Company held on September 12, 2008;

(e)                                  Form 51-102F4 Business Acquisition Report (amended and restated) dated February 13, 2008 and filed on March 13, 2008 in respect of the GFN Business Combination (as defined below - See “Business of the Company”);

(f)                                    the material change report dated May 26, 2008 and filed on May 26, 2008 announcing the appointment of Mr. Matias Herrero as Vice President (Finance) and Gary Warnecke as interim Chief Financial Officer as of May 15, 2008;

(g)                                 the material change report dated June 2, 2008 and filed on June 2, 2008 announcing previously unreleased drill results for all outstanding holes from 2007 and additional results from the first quarter of 2008;

(h)                                 the material change report dated June 20, 2008 and filed on June 20, 2008 announcing that Peter Hambro Mining Plc has agreed to make an investment in the Company and its affiliates as part of a senior secured exchangeable loan, with the remainder of the loan being funded by a syndicate (See “Business of the Company”);

(i)                                     the material change report dated June 29, 2008 and filed on July 8, 2008 announcing the closing of the second tranche of the Company’s financing for the Hecla-Venezuela Acquisition (as defined below — See “Business of the Company”);

(j)                                     the material change report dated July 11, 2008 and filed on July 11, 2008 announcing the grant by the Company of an additional 12,125,000 incentive stock options to directors, officers, employees and consultants;

(k)                                  the material change report dated July 11, 2008 and filed on July 11, 2008 announcing the grant by the Company of an additional 4,160,000 incentive stock options to directors, officers, employees and consultants;

(l)                                     the material change report dated July 20, 2008 and filed on July 21, 2008 announcing the Company’s partnering with the Venezuelan Government for gold mining opportunities and the completion of the Hecla-Venezuela Acquisition (as defined below — See “Business of the Company”);

(m)                               the material change report dated December 23, 2008 and filed on December 23, 2008 announcing record production levels, cash costs and ore processed for the month of November, 2008; and

(n)                                 the material change report dated January 26, 2009 and filed on January 26, 2009 announcing record quarterly operations for the fourth quarter of 2008, and record production levels and cash costs for the month of December, 2008.

In addition to any document required to be incorporated by reference in this prospectus under applicable securities laws, any document of the type referred to in the preceding paragraphs (excluding confidential material change reports) filed by the Company with a securities commission or any similar authority in Canada after the date of this prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.  The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.  The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.  Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute part of this prospectus.

FORWARD-LOOKING INFORMATION

Certain statements in this prospectus and certain information incorporated herein by reference constitute “forward-looking information” within the meaning of applicable securities laws.  Such forward-looking information includes, without limitation, statements with respect to the future price of gold and other precious metals, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates.  Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes” or variations of such words and phrases or words and phrases that state or indicate that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.  While the Company has based these statements on its expectations about future events as at the date that such information was prepared, the statements are not guarantees of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking information.  Important factors that could cause actual results to differ materially from the Company’s expectations include, among other factors, risks related to the completion and integration of acquisitions, the absence of control over mining operations from which the Company purchases or expects to purchase gold and other precious metals and risks related to these mining operations, including risks related to international operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section of this prospectus entitled “Risk Factors”.

Although we have attempted to identify factors that may cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actual results, performances, achievements or events to not be as anticipated, estimated or intended.  Also, many of the factors are beyond our control.  As actual results and future events could differ materially from those anticipated in such statements and information, readers should not place undue reliance on forward-looking statements or information.  Except as may be required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise. All forward-looking statements and information made herein are qualified by this cautionary statement.

Investment in the Shares involves a high degree of risk and should be regarded as speculative due to the nature of the Company’s business.  The Company has incurred losses and expects to incur further losses.  Accordingly, the information set out under “Risk Factors” and other information in this prospectus should be carefully considered before purchasing Shares of the Company.

CURRENCY AND EXCHANGE RATES

All dollar amounts in this prospectus, are expressed in Canadian dollars, unless otherwise indicated.

The following table sets forth the high and low exchange rates for one U.S. dollar expressed in Canadian dollars for each period indicated and the average of the exchange rate for each period indicated based upon the noon buying rates provided by the Bank of Canada:

	Nine Months Ended September 30		Year Ended December 31
	2008	2007	2007	2006	2005

High	1.0583	1.1759	1.1759	1.1574	1.2555

Low	0.9991	1.0254	0.9671	1.1095	1.1610

Average rate for period	1.0186	1.1048	1.0740	1.1343	1.2114

The Bank of Canada noon buying rate on February 23, 2009, for the purchase of one United States dollar using Canadian dollars, was $1.2512 (one Canadian dollar equaled US$0.7992).

GOLD PRICES

The high, low and average afternoon fixing gold prices per troy ounce, as quoted on the London Bullion Market Association, are set forth below for the years ended:

	High		Low		Average

December 31, 2008	US$	1023.50	US$	692.50	US$	872.3722

December 31, 2007	US$	841.75	US$	608.30	US$	696.4312

December 31, 2006	US$	725.75	US$	520.75	US$	604.3379

On February 23, 2009, the closing afternoon fixing gold price per troy ounce, as quoted on the London Bullion Market Association, was US$987.00.

NATIONAL INSTRUMENT 43-101

Unless stated otherwise, information of a scientific or technical nature is summarized, derived or extracted from the following technical reports (collectively, the “Technical Reports”):

(a)                                  “Technical Report on the PMG (Gold Fields) Choco 10 Concession and Mine, Estado Bolivar, Venezuela” by Robert J. Leader, P.Eng., John Perry, P.Geo., Ian Ward, P.Eng., Christopher Jacobs, C.Eng. and Christopher Lattanzi, P.Eng., dated November 21, 2007.

(b)                                 “Technical Report on the Increible 6 Property, Bolivar State, Venezuela”, by David Laudrum, P.Geo. and John Zbeetnoff, P.Geo. dated November 14, 2007, as revised February 14, 2008.

(c)                                  “Technical Report on the Mining and Processing Operations of Hecla Mining Company, Estado Bolivar, Venezuela” by Robert J. Leader, P.Eng., Dave Laudrum, P.Geo., Ian R. Ward, P.Eng., and Luke Evans, P.Eng. dated August 1, 2008.

(d)                                 “Technical Report on the San Rafael-El Placer and Days Vein Deposits, Bolivar State, Venezuela”, by Dave Laudrum, P.Geo. dated October 2, 2008.

(e)                                  “Technical Report and Mineral Resource Estimate, Valle Hondo Project, Bolivar State, Venezuela” by Neil G. Gow, B.Sc. (Hons.), P.Geo. and William E. Roscoe, Ph.D., P.Eng. dated April 9, 2007.

(f)                                    “Technical Report and Mineral Resource Estimate, Ceiba II Project, Bolivar State, Venezuela” by Neil G. Gow, B.Sc. (Hons.), P.Geo. dated April 9, 2007.

Each of the authors of the Technical Reports is a “qualified person” for purposes of National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”).  The Technical Reports have been filed with the Canadian securities regulatory authorities and are available for review at www.sedar.com under the Company’s name.  For a complete description of assumptions, qualifications and procedures associated with the information in the Technical Reports, reference should be made to the full text of those reports.

THE COMPANY

The Company was incorporated under the laws of the Province of British Columbia on March 1, 2000 under the name “Hollingfield Capital Company”.  The Company changed its name to “PKI Innovations (Canada) Inc.” on August 10, 2001.  On June 6, 2005, the Company changed its name to “Newton Ventures Inc.” and consolidated its issued and outstanding Common Shares on the basis of one new share for seven existing shares.  On November 6, 2006, the Company changed its name to “Rusoro Mining Ltd.” and consolidated its issued and outstanding Common Shares on the basis of 0.6 of a new share for 1 existing share.

The head office of the Company is located at Suite 2164, 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1B1.  The registered and records office of the Company is located at Suite 1600, 609 Granville Street, PO Box 10068, Pacific Centre, Vancouver, British Columbia, V7Y 1C3.

The structure of the Company and its subsidiaries is set out below.  All of the subsidiaries of the Company are incorporated in Venezuela unless otherwise noted.

[Rest of page intentionally left blank]

RUSORO MINING LTD.
(British Columbia)
100%
RUSORO MINING DE VENEZUELA C.A. (Venezuela)
100%
RUSORO MINING (PANAMA) INC. (Panama)
100%
RUSORO MH ACQUISITION, LTD. (British Columbia)
*Refer to page 8
100%
MENA RESOURCES INC. (British Columbia)
100%
VENEZUELA HOLDINGS (BVI) LTD. (British Virgin Islands)
*Refer to page 7
50%
MINERA VENRUS C.A.
50%
EMPRESA DE PRODUCION SOCIAL MINERA NACIONAL, C.A.
100%
TOMBSTONE NEVADA INC. (Nevada) (dormant)
100%
TOMBSTONE ARUBA A/V (Aruba)
100%
TOMBSTONE EXPLORACION DE MEXICO (Mexico) (sale pending)
100%
MINORO ARUBA A/V (Aruba)
100%
MINPLATA ARUBA A/V (Aruba)
100%
CERENEX FINANCIAL A/V (Aruba) (dormant)
100%
ORO ARUBA A/V (Aruba)
100%
RACAL INVESTMENTS A/V (Aruba)
100%
MINORO (HONDURAS) SA (Honduras)
Minoro Project
100%
EXPLORACIONES MINERA (HONDURAS) SA (Honduras)
Minoro Project
100%
INVERSIONES GOLDWANA CA
Trinidad Project
100%
CORPORACION MINERA 6560433
Angelito Project
24%
100%
DOTLEY FINANCIAL CORP. (Panama)
100%
INVERSIONES MINERA EL DORADO SA (Panama)
76%
BALANDRIA LIMITED (British Virgin Islands)
100%
INVERSORA MARYATE CA
Virginia I & II
50%
CORPORACION CABELLO GALVEZ
Atlantida
100%
CORPORACION 80,000 CA
El Placer
100%
MINERIA MS CA
Emilia I and II
Ceiba II
100%
INVERSORA TECNICA DE MINAS CA
Bobis I
100%
GENERAL MINING DE GUAYANA CA
Increible 6
100%
LAMIN LABOREOS MINEROS CA
San Rafael
100%
INVERSIONES FITZCARRALDO CA
no property assets
100%
KRYSOS MINING SA
Valle Hondo, Valle Hondo 89-98
100%
CRADOCK UNITED INC. (Panama)
100%
MINERAL ECOLOGICAL TECHNOLOGY DE VENEZUELA MET CA
100%
CORPORACION MINERA 11-90 CA
no property assets
100%
INVERSIONES VIPAGO CA
Unio
100%
REPRESENTACIONES CARSON GOLD INT. SA
Bloque A & C
100%
MINERA TAPAYA, CA.
Tapaya 1 & Libertad 1
100%
INVERSIONES YURUANCA
Yuruan I
100%
CORPORACION MINERA SOR TERESITA CA
Sor Teresita H5, Bloque B
100%
CORPORACION MINERA 410879 CA
Anaconda

* 50% ownership is currently pledged in favor of Empresa Minera Nacional (“EMN”) until the 50% Joint Venture is created with EMN for the exploitation of the Venezuela assets acquired from Hecla Mining, being Block B mining leases, including the Isidora mine, and La Camorra mill.

BUSINESS OF THE COMPANY

General

The principal business of the Company, through its subsidiaries, is the acquisition, exploration, development and operation of gold mining properties in Venezuela.  The Company’s material mineral properties are the Choco 10 Mine, the Isidora Mine, the Valle Hondo Project, the Increible 6 Project, the Emilia Property, the Ceiba II Project and the San Rafael/El Placer Project, all of which are located in Venezuela.  The Company’s principal business goal is to continue to increase the quantity and quality of the gold resources on its properties in order to allow for the further development and expansion of its gold mining and producing operations.

Grupo Agapov Merger

In November of 2006, Newton Ventures (Panama) Inc., a wholly owned subsidiary of the Company, merged (the “Grupo Agapov Merger”) with Grupo Agapov Corp. (“Grupo Agapov”) to form a new Company, Rusoro Mining (Panama) Inc. (“Rusoro Panama”), a wholly owned subsidiary of the Company.

Pursuant to the Grupo Agapov Merger which was completed on November 7, 2006, the Company acquired all of the issued and outstanding and shares of Grupo Agapov in consideration for the issuance of 108,333,334 Common Shares to the shareholders of Grupo Agapov.

Mena Arrangement

Pursuant to an agreement dated January 22, 2007 between the Company and Mena Resources Inc. (the “Mena Arrangement Agreement”) Rusoro Acquisition Corp., a wholly owned subsidiary of the Company, amalgamated with Mena Resources Inc., by way of a Plan of Arrangement (the “Mena Arrangement”) under the Business Corporations Act (British Columbia) and continued as one company named Mena Resources Inc. (“Mena”), a wholly owned subsidiary of the Company.

Pursuant to the Mena Arrangement which was completed on March 5, 2007, the Company acquired all of the issued and outstanding shares of Mena in consideration for the issuance of 31,424,255 Common Shares to the shareholders of Mena.

GFN Business Combination

Pursuant to an agreement dated October 11, 2007 between the Company and Gold Fields Netherlands Services B.V. (“GF Netherlands”), as amended by a joinder and amending agreement dated November 28, 2007 between the Company, GF Netherlands, Rusoro Mining (BVI) Ltd. (“Rusoro BVI”) and Venezuela Holdings (BVI) Ltd. (“VHL”) (such agreement and joinder agreement collectively the “Combination Agreement”), the Company indirectly acquired (the “GFN Business Combination”) from GF Netherlands a 100% interest in VHL and certain other subsidiary companies of GF Netherlands (VHL and such other subsidiary companies collectively, the “Acquired Companies”), which collectively held all of the Venezuelan mining assets of GF Netherlands, including a 95% interest in the Choco 10 mine.  The total consideration consisted of U.S.$180,000,000 in cash and the issuance of 140,000,001 Common Shares.

Hecla-Venezuela Acquisition

Pursuant to an agreement (the “Hecla-Venezuela Agreement”) dated June 19, 2008 between the Company, the Company’s wholly-owned subsidiary Rusoro MH Acquisition Ltd. (“Rusoro MH”) and Hecla Limited (“Hecla”), a wholly-owned subsidiary of Hecla Mining Company, Rusoro MH acquired all of the issued and outstanding shares of both El Callao Gold Mining Company and Drake-Bering Holdings BV, thereby acquiring (the “Hecla-Venezuela Acquisition”) an indirect 100% interest in both Minera Rusoro Venezolana C.A. (“MRV”) and El Callao Gold Mining Co. de Venezuela SC (“El Callao”).  The principal assets of El Callao are the Block B-Isidora mining leases and La Camorra mill facility located in Bolivar State, Venezuela.  As consideration, the Company paid Hecla the sum of U.S.$25,000,000, of which U.S.$20,000,000 was paid in cash and the balance of U.S.$5,000,000 was paid through the issuance of 4,273,504 Common Shares at a deemed price of U.S.$1.17 per share, of which 677,723 Common Shares were subsequently returned to the Company’s treasury as a result of a working capital adjustment under the Hecla-Venezuela Agreement.

The Company and VHL entered into a loan agreement dated June 10, 2008 (the “Loan Agreement”) with a syndicate of private lenders led by Peter Hambro Mining Plc pursuant to which the lenders loaned VHL U.S.$80,000,000 (the “Loan”) to fund the Hecla-Venezuela Acquisition and for general corporate purposes.  The Loan has a two-year term, bears interest at 10% per annum, and is payable semi-annually.  The Company and certain of its subsidiaries have guaranteed the Loan pursuant to a guarantee dated June 10, 2008 (the “Guarantee”).  The Loan is also secured by share pledges of the subsidiaries which hold the Company’s principal assets including the Choco 10 mine.  The U.S.$80,000,000 principal portion of the Loan is due in June 2010.  The lenders have the option, at any time and at their sole discretion, to convert all or part of the outstanding principle of the Loan to Common Shares of the Company at a conversion price of $1.25 per Common Share (subject to adjustment depending on future equity financings and other transactions entered into by the Company).  The Loan Agreement provides where Rusoro issues Common Shares at a price of less than $1.25 per share, the conversion price will be reduced.  As a result of the Offering, assuming the Option is exercised in full and the lenders exercise their right to participate in a recent issuance of 5,733,677 Common Shares, the conversion price will be reduced to $1.03.  For purposes of converting the Loan to equity, the Loan Agreement fixes the U.S. dollar/Canadian dollar exchange rate at a ratio of 1:1.  In addition, the Company has granted to the lenders pro-rata participation in any future equity offerings for the term of the Loan pursuant to a warrant instrument (the “Warrant Instrument”) dated June 10, 2008.  The Loan may be repaid by the Company at any time subject to the Company providing the lenders with 30 days notice and repaying the outstanding principle in full plus an amount equal to the interest that would have been accrued if the Loan was held for the original two-year term.

Pursuant to an agreement authenticated on July 4, 2008 (the “MIBAM Agreement”) the Company and The Venezuela Ministry of Basic Industries and Mining (“MIBAM”) agreed for Minera Venrus, C.A. (“Minera Venrus”) to carry on with gold exploration, development and mining of the main assets acquired in the Hecla-Venezuela Acquisition which are the Block B — Isidora mining leases and the La Camorra mill facility.  Minera Venrus is 50% owned by Rusoro Mining de Venezuela C.A., a subsidiary of the Company, and 50% owned by Empresa De Producion Social Minera Nacional C.A., which is a company owned indirectly by MIBAM.  As part of the agreement with mibam the company paid u.s.$5,000,000 to cvg minerven, c.a. (“cvg”), a wholly-owned subsidiary of corporación venezolana de guayana, a decentralized venezuelan autonomous entity responsible for the development and administration of the guayana region of venezuela.

RISK FACTORS

Investment in the Shares involves a high degree of risk and should be regarded as speculative due to the nature of the Company’s business.  The Company has incurred losses and expects to incur further losses. Prior to making an investment in the Shares, prospective investors should carefully consider the information described in this prospectus and documents incorporated by reference, including the risk factors set out below, the information contained in the section “Forward-Looking Information” and the information contained on pages 13 to 23 of the AIF.  Such risk factors could have a material adverse effect on, among other things, the operating results, earnings, properties, business and condition (financial or otherwise) of the Company.

The operations of the Company are speculative due to the nature of its business.  These risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking information relating to the Company.

Risks Relating to the Company and its Business

Current Global Financial Conditions

Current global financial conditions have been subject to increased volatility and numerous financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities.  Access to public financing has been negatively impacted by both sub-prime mortgages and the liquidity crisis affecting the asset-backed commercial paper market.  These factors may impact the ability of the Company to obtain equity or debt financing in the future and, if obtained, on terms favourable to the Company.  If these increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the value and the price of the Common Shares of the Company could continue to be adversely affected.

Mining Industry Competition Is Significant

The international mining industry is highly competitive.  Rusoro will be competing against competitors that may be larger and better capitalized, have state support, have access to more efficient technology, and have access to reserves of gold, other precious metals and base metals that are cheaper to extract and process. As such, no assurance can be given that Rusoro will be able to compete successfully with its industry competitors.

Rusoro’s Financial Condition and Results Of Operations May Be Adversely Affected by Changes In the Market Price Of Gold

The price of gold fluctuates widely and is affected by numerous factors beyond Rusoro’s control, including industrial and jewellery demand, inflation and expectations with respect to the rate of inflation, the strength of the U.S. dollar and other currencies, interest rates, gold sales by central banks, forward sales by producers, global or regional political or financial events, and production and cost levels in major gold-producing regions.  The gold price is also subject to rapid short-term changes due to speculative activities.

Rusoro’s revenues, cash flow and profitability will be affected by changes in the gold price.  If for a significant period the gold price declines below the cost of production with respect to any of Rusoro’s properties now in production or to be placed in production, Rusoro may be required to suspend or terminate production at the affected operations.  In addition, Rusoro may be required to restate its mineral reserves and resources, write down its investment and increase or accelerate reclamation and closure charges at the affected operation.  Any of these developments could negatively affect Rusoro’s profitability, cash flows and financial position.  Accordingly, even if Rusoro discovers and produces gold, there can be no assurance that the gold price will be high enough to enable Rusoro to sell the gold produced by it profitably.

Exchange control regulations in Venezuela provide for the mandatory sale to the Central Bank of all foreign currency derived from exports of goods such as gold, services or technologies at the official exchange rate (bolivars 2.15 per US$).  In order to maximize the bolivars received from gold sales, the Company is currently selling its gold, minus a discount, with settlement in bolivars pegged to the parallel rate (as defined in Venezuelan Exchange Controls and Revenue).  This is more beneficial than exporting the gold at the spot price of gold and collecting through the Central Bank of Venezuela in bolivars at the official rate of exchange.  As a result, the Company’s reportable revenue and realized prices per ounce of gold are below the average U.S. dollar spot price of gold.

The Market Price of The Rusoro Common Shares Is Also Affected By Fluctuations In The Price Of Gold

Currency fluctuations may affect costs at Rusoro’s operations.  Gold is sold throughout the world based principally on a U.S. dollar price, but a portion of Rusoro’s operating expenses will be in non-U.S. dollar currencies.  Any appreciation of these non-U.S. dollar currencies against the U.S. dollar could negatively affect Rusoro’s profitability, cash flows and financial position.

Rusoro Will Require Significant Amounts Of Additional Capital In The Future

Rusoro will have limited financial resources, and limited sources of operating cash flow.  Rusoro will continue to make substantial capital expenditures related to exploration and expansion of existing operating facilities. In particular Rusoro will have further capital requirements as it proceeds to expand its operational and exploration activities and to place its properties into production or to take advantage of opportunities for acquisitions, joint ventures or other business opportunities that may be presented to it.  In addition, Rusoro may incur major unanticipated liabilities or expenses.  There is no assurance that Rusoro will be able to obtain necessary financing in a timely manner on commercially acceptable terms in the future.

Volatile demand for gold may make it difficult or impossible for Rusoro to obtain debt financing or equity financing on commercially acceptable terms or at all.  Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of Rusoro’s mineral properties with the possible loss of the rights to such properties. If exploration or the development of any mine is delayed, such delay would have a material and adverse effect on Rusoro’s business, financial condition and results of operations.

Title to Rusoro’s Mineral Properties Cannot Be Assured

If Rusoro were to breach any of the contracts or the terms of any concession granted by Venezuelan governmental agencies, Rusoro’s exploration rights in Venezuela could be impeded or its title interests could be revoked.

Minor defects exist in some concessions and CVG contracts held by Rusoro.  Although management does not consider these to be material, there can be no assurance that the governmental agencies would not attempt to revoke or cancel these concessions or contracts based on the defects.

Rusoro Has a Limited History of Operations And No History Of Profitability

Rusoro has a limited history of operations and is not currently profitable, however, in the last six months of 2008, Rusoro significantly increased its production and significantly lowered its cash costs of production.  The future financial success of Rusoro will depend on its ability to generate cash flow from active mining operations in the future, as well as its ability to access capital needed for expansion.  There is no assurance that Rusoro will ever be profitable.

Rusoro May Have Conflicts with Others Over Property Rights

There can be no guarantee that in the future the rights of other land users will not conflict with Rusoro’s rights under its contracts with the CVG or the concessions granted by the Venezuelan Ministry of Energy and Mines (now the Venezuelan Ministry of Basic Industries and Mining) which could restrict Rusoro’s ability to carry out its operations and could materially adversely affect its business and results of operations.

Rusoro’s Operations Are Subject To Operational Risks and Hazards Inherent in the Mining Industry

Rusoro’s business will be subject to a number of inherent risks and hazards, including environmental pollution, accidents or spills; industrial and transportation accidents, which may involve hazardous materials; labour disputes; power disruptions, catastrophic accidents; failure of plant and equipment to function correctly, the inability to obtain suitable or adequate equipment, fires; blockades or other acts of social activism; changes in the regulatory environment; impact of non-compliance with laws and regulations; natural phenomena, such as inclement weather conditions, underground floods, earthquakes, pit wall failures, ground movements, tailings, pipeline and dam failures and cave-ins; and encountering unusual or unexpected geological conditions and technical failure of mining methods.

There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, Rusoro’s properties, personal injury or death, environmental damage, delays in or interruption of or cessation of Rusoro’s exploration or development activities, costs, monetary losses and potential legal liability and adverse governmental action, all of which could have a material and adverse effect on Rusoro’s future cash flows, earnings, results of operations and financial condition.

Rusoro’s operations may also be affected by the presence of illegal miners, something that is not uncommon in the gold mining areas of the Guayana Shield area of Venezuela.  Although Rusoro, in conjunction with the local authorities, employs strategies to control the presence of illegal miners, there can be no assurance that these strategies will be successful or that Rusoro’s operations will not be adversely affected by the presence of illegal miners.

Rusoro’s Insurance Coverage May Not Be Adequate To Cover All Possible Risks

Although Rusoro may acquire insurance to cover some of the risks and hazards inherent in mineral exploration and development in an amount management believes to be reasonable, subject to deductibles, this insurance may not provide adequate coverage in all circumstances.  No assurance can be given that Rusoro’s insurance will be available at economically feasible premiums, or that it will provide sufficient coverage for losses related to the risks and hazards inherent in mineral exploration and development.  Also, Rusoro may be subject to liability or sustain losses for certain risks and hazards against which Rusoro cannot insure or which Rusoro may elect not to insure because of the cost. This lack of insurance coverage could have a material and adverse impact on Rusoro’s future cash flows, earnings, results of operations and financial condition.

An Increase in Rusoro’s Production Costs Could Reduce Profitability

Changes in Rusoro’s production costs could have a material and adverse impact on its profitability.  Changes in costs of Rusoro’s mining and processing operations can occur as a result of unforeseen events, and could result in changes in operating results. Many of these changes are beyond Rusoro’s control.

Mineral Reserve and Resource Estimates Are Only Estimates and May Not Reflect the Actual Deposits or the Economic Viability of Extraction of Gold

Reserve and resource figures included for gold are estimates only and no assurances can be given that the estimated levels of gold will actually be produced or that Rusoro will receive the gold price assumed in determining its reserves.  Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling and exploration results and industry practices.  Estimates made at any given time may significantly change when new information becomes available or when parameters that were used for such estimates change.  While Rusoro believes that the reserve and resource estimates included are well established and reflect management’s best estimates, by their nature reserve and resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable.  Furthermore, market price fluctuations in gold, as well as increased capital or production costs or reduced recovery rates, may render ore reserves containing lower grades of mineralization uneconomic and may ultimately result in a restatement of reserves.  The extent to which resources may ultimately be reclassified as proven or probable reserves is dependent upon the demonstration of their profitable recovery.  The evaluation of reserves or resources is always influenced by economic and technological factors, which may change over time.

Resource figures included herein have not been adjusted in consideration of these risks and, therefore, no assurances can be given that any measured, indicated or inferred mineral resource will ultimately be reclassified as a proven or probable reserve.

If Rusoro’s reserve or resource estimates for its mineral properties are inaccurate or are reduced in the future, this would have an adverse impact on Rusoro’s future cash flows, earnings, results of operations and financial condition.

Exploration and Development Activities May Not Be Successful

Exploration for and development of mineral properties involves significant exploration and financial risk which even a combination of careful evaluation, experience and knowledge will not eliminate.  While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines.  Major expenses may be required to establish reserves by drilling, constructing mining and processing facilities at a site, developing metallurgical processes and extracting gold from ore.  Also, substantial expenses may be incurred on exploration projects which are subsequently abandoned due to poor exploration results or the inability to define reserves which can be mined economically.

Even if an exploration program is successful and economically recoverable gold is found, it can take a number of years from the initial phases of drilling and identification of the mineralization until production is possible, during which time the economic feasibility of extraction may change and gold that was economically recoverable at the time of discovery, ceases to be.  There can be no assurance that gold recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale operations, and material changes in geological resources or recovery rates may affect the economic viability of mineral properties.

Rusoro cannot assure that exploration and development programs will result in profitable commercial mining operations.  The economics of developing mineral properties are affected by many factors including the cost of operations, fluctuations in the price of gold, other precious metals and base metals, costs of processing equipment and such other factors as government regulations.  In addition, the quantity of metals ultimately extracted may differ from that indicated by drilling results and such differences could be material.

Exploration Programs May Be Hindered By Lack of Equipment

The significant expansion of mineral and oil and gas exploration in recent years has significantly increased demand for drilling operators and drill rigs.  No assurance can be given that Rusoro will be able to secure drill rigs and their operators in a timely manner in order to meet current exploration program schedules.  As well, the cost of securing drilling services may be materially higher than currently anticipated by Rusoro.  If exploration programs are delayed or cancelled as a result, or cost more than originally budgeted, it may have a material and adverse impact on Rusoro’s exploration activities, results of operations and cash flows.

Rusoro Is Subject To Environmental, Health And Safety Risks

Rusoro will expend significant financial and managerial resources to comply with a complex set of environmental, health and safety laws, regulations, guidelines and permitting requirements (for the purpose of this paragraph, “laws”) in Venezuela.  The historical trend toward stricter laws is likely to continue.  The mining industry is subject to not only worker health, safety and environmental risks associated with all mining businesses, including potential liabilities to third parties for environmental damage, but also to additional risks uniquely associated with mining and processing of minerals.  The possibility of more stringent laws or more rigorous enforcement of existing laws in Venezuela exists in the areas of worker health and safety, the disposition of wastes, the decommissioning and reclamation of mining, milling, refining and conversion sites and other environmental matters, each of which could have a material adverse effect on Rusoro’s operations or the cost or the viability of a particular project.

Rusoro’s facilities operate under various operating and environmental permits, licences and approvals that contain conditions that must be met and Rusoro’s right to continue operating its facilities is, in a number of instances, dependent upon compliance with these conditions.  Failure to meet certain of these conditions could result in interruption or closure of Rusoro’s facilities, termination of contracts or concessions granted by governmental entities or material fines or penalties, all of which could have an adverse impact on Rusoro’s business, future cash flows, earnings, results of operations and financial condition.

Rusoro May Be Adversely Affected By Governmental Regulation and Policy

Mining operations and exploration activities in Venezuela are subject to extensive laws and regulations.  Such regulations relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response, and other matters.  Compliance with such laws and regulations increases the costs of exploring, drilling, developing, constructing, operating and closing mines and refining and other facilities.  It is possible that, in the future, the costs, delays and other effects associated with such laws and regulations may impact Rusoro’s decision as to whether to operate a potential mine and other facilities or, with respect to exploration and development properties, whether to proceed with exploration or development.  Rusoro will expend significant financial and managerial resources to comply with such laws and regulations.  Since these could change frequently, are subject to interpretation and may be enforced in varying degrees in practice, Rusoro is unable to predict the ultimate cost of compliance with these requirements or their effect on operations.  Furthermore, future changes in governments, regulations, policies and practices relating to mining operations in Venezuela could materially and adversely affect Rusoro’s results of operations and financial condition in a particular period or its business prospects.

The development of mines and related facilities in Venezuela is contingent upon governmental approvals, licences and permits which are complex and time consuming to obtain and which, depending upon the location of the project, involve multiple governmental agencies.  The receipt, duration and renewal of such approvals, licenses and permits are subject to many variables outside Rusoro’s control, including potential legal challenges from various stakeholders such as environmental groups and non-government organizations.  Any significant delays in obtaining or renewing such approvals, licences or permits could have a material adverse effect on the business and business prospects of Rusoro.

Rusoro May Be Unable To Hire and Retain Qualified Personnel

Rusoro’s success will depend to a significant degree upon the contributions of qualified technical personnel.  Its future success will depend in a large part upon its ability to attract and retain highly skilled personnel. Competition for such personnel in the mining industry is intense, and Rusoro may not be successful in attracting and retaining qualified personnel locally or in obtaining the necessary work permits to hire qualified expatriates.  Its inability to do so in the future may materially and adversely affect its business, business prospects, financial condition and results of operations.

Additionally, Rusoro will depend on its key management for the operation of its day-to-day activities and implementation of its growth strategy.  In addition, personal connections and relationships of its key management are important to the conduct of its business.  If Rusoro was to lose a member of its key management, its business, business prospects and results of operations might be adversely affected.

Rusoro Depends On Relations with Third Party Service Providers

Rusoro’s operations depend on products and services provided by third parties including contractors, surveyors and consultants.  If there is any interruption to the products or services provided by third parties Rusoro’s business may be adversely affected, and Rusoro may be unable to find adequate replacement products or services on a timely basis or at all.

Managing Growth and Expansion May Be Difficult

Rusoro may experience rapid growth and development in a relatively short period of time.  Rusoro’s management of that growth will require, among other things, stringent control of financial systems and operations, the development of management controls and the training of new personnel.  Failure to manage Rusoro’s rapid growth and development successfully could have a material adverse effect on Rusoro’s financial condition and results of operations.

Rusoro May Not Be Able To Acquire Additional Mineral Properties

Rusoro’s strategy depends to a certain extent on its ability to make additional acquisitions of mining rights. Rusoro cannot guarantee that it will be able to identify appropriate properties or negotiate acquisitions on favourable terms or that it will be able to obtain the financing necessary to complete such future acquisitions.  If Rusoro is unable to acquire additional mining rights it cannot be certain that it will be able to expand its exploration and development activities.

The Security of Rusoro’s Proprietary Information Cannot Be Assured

In the course of its business, Rusoro will acquire and/or develop propriety information regarding its mines, their operations, and explorations results, among others.  While Rusoro believes that adequate steps have been taken to secure such proprietary information, there can be no assurance that such information will not be the subject of theft, whether physically or electronically.  The loss of such proprietary information may have a material and adverse effect on Rusoro’s business and business prospects.

Forecasts of Costs May Differ From Estimates

Cost figures included in this prospectus are in many instances estimates only and no assurance can be given that such estimates are accurate.  Such estimates are expressions of judgment based on knowledge and experience.  Estimates made at any given time may significantly change when new information becomes available or when parameters that were used for such estimates change.  While the cost estimates disclosed by the Company from time to time are thought to be reliable, no assurance can be given that such costs will not be greater than those anticipated.

Because Rusoro Does Not Currently Use Commodity or Derivative Instruments To Protect Against Low Gold Prices With Respect To Production, Rusoro Will Be Exposed To The Impact Of Any Significant Drop In The Gold Price

Rusoro has not entered into forward sales, derivatives or other hedging arrangement to establish a price in advance for the sale of its future gold production.  In general, hedging reduces the risk of exposure to volatility in the gold price.  Hedging also enables a gold producer to fix a future price for hedged gold that generally is higher than the then current spot price.  To the extent that it does not generally use commodity or derivative instruments, Rusoro will not be protected against decreases in the gold price, and if the gold price decreases significantly, Rusoro runs the risk of reduced revenues in respect of gold production that is not hedged.

Actual And Potential Shortages Of Production Imports May Have An Adverse Effect On Rusoro’s Operations And Profits

Rusoro’s results of operations may be affected by the availability and pricing of raw materials and other essential production inputs, including fuel, steel and cyanide and other reagents.  The price of raw materials may be substantially affected by changes in global supply and demand, along with weather conditions, governmental controls and other factors.  A sustained interruption in the supply of any of these materials would require Rusoro to find substitute suppliers acceptable to Rusoro and could require it to pay higher prices for such materials.  Any significant increase in the prices of these materials will increase Rusoro’s operating costs and affect production considerations.

Giant tires, of the type used for large earthmoving equipment and trucks, are in increasingly short supply, and prices have risen recently and may continue to rise in the future.  This shortage of tires for earthmoving vehicles is causing mining companies to review operating practices, to seek additional methods of preserving tire life and to examine alternative sources of tire supply.  To the extent that Rusoro is unable to procure an adequate supply of these tires, it may have to alter its mining plans, especially at its open pit operations, which could reduce its gold production and have a material adverse effect on Rusoro’s business, operating results and financial condition.

RISKS RELATING TO OVERSEAS OPERATIONS

Rusoro’s Mineral Projects Are Subject To Political Risks Associated With Operating In Foreign Jurisdictions

Rusoro’s mineral properties are located in Venezuela.  Venezuela is a developing country that has experienced political and economic difficulties in recent years.  Rusoro’s mining operations and exploration activities are affected in varying degrees by political stability and government regulations relating to foreign investment and the mining business in Venezuela.  Operations may also be affected in varying degrees by terrorism, military conflict or repression, crime, corruption, extreme fluctuations in currency rates and high inflation in South America and Venezuela generally.

Certain Venezuelan governmental entities have entered into contracts with, or granted concessions and permits to, Rusoro that enable Rusoro to conduct operations or development and exploration activities.  Notwithstanding these arrangements, the ability to conduct operations or exploration and development activities is subject to changes in government regulations or shifts in political attitudes over which Rusoro has no control.

There can be no assurance that industries deemed of national or strategic importance like mineral production will not be nationalized.  Government policy may change to discourage foreign investment, renationalization of mining industries may occur, or other government limitations, restrictions or requirements not currently foreseen may be implemented.  There can be no assurance that Rusoro’s assets in Venezuela will not be subject to nationalization, requisition or confiscation, whether legitimate or not, by any authority or body.  While there may be provisions for compensation and reimbursement of losses to investors under such circumstances, there is no assurance that such provisions would be effective to restore the value of Rusoro’s original investment.  Similarly, Rusoro’s operations may be affected in varying degrees by governmental regulations and inconsistent interpretations of such regulations with respect to restrictions on production, price controls, export controls, income and other taxes, royalties, expropriation of property, mine safety, annual fees to maintain mineral properties in good standing and legislation relating to mining, the environment and commercial activities.  There can be no assurance that the laws in Venezuela protecting foreign investments will not be amended or abolished or that these existing laws will be enforced or interpreted to provide adequate protection against any or all of the risks described above.  Furthermore, there can be no assurance that the agreements Rusoro has will prove to be enforceable or provide adequate protection against any or all of the risks described above.

Changes In The Political Environment In Venezuela May Adversely Affect Rusoro

There is significant potential for social, political, economic, legal and fiscal instability in Venezuela.  These risks include, among other things:

•                  local currency devaluation;

•                  civil disturbances;

•                  exchange controls or restricted availability of hard currency;

•                  changes in laws or regulations or their respective interpretations relating to mineral exploration and development;

•                  changes in relation to the foreign control of mining assets;

•                  changes with respect to taxes, royalty rates, import and export tariffs, and withholding taxes on distributions to foreign investors;

•                  changes in anti-monopoly legislation or its enforcement;

•                  nationalization or expropriation of property;

•                  interruption or blockage of the export of natural resources; and

•                  change of political regime.

Rusoro cannot predict the possibility of any future changes in the political environment in Venezuela having an impact on its laws and regulations or the interpretation of those laws, or the effect of any such changes, on Rusoro’s business, results of operations and financial condition.

Legislation in respect of some or all of these areas could be passed.  Currently, the regulatory system contains many inconsistencies and contradictions.  Many of the laws are structured to provide substantial administrative discretion in their application and enforcement. In addition, the laws are subject to changing and different interpretations.  These factors mean that even Rusoro’s best efforts to comply with applicable laws may not always result in compliance. Non-compliance may have consequences disproportionate to the violation. The uncertainties, inconsistencies and contradictions in the laws of Venezuela and their interpretation and application could have a material adverse effect on Rusoro’s business, business prospects, and results of operations.

Rusoro’s contracts and licences in Venezuela and other agreements may be susceptible to arbitrary revision, differing or inconsistent interpretations and termination.  Legal redress for such actions may be uncertain, delayed or unavailable.

In addition, it is often difficult to determine from governmental records whether statutory and corporate actions have been properly completed by the parties or applicable regulatory agencies.  In some cases, failure to follow the actions may call into question the validity of the entity or the action taken.  Examples include corporate registration or amendments, capital contributions, transfers of assets or issuances or transfers of capital stock.

Ensuring Rusoro’s ongoing rights to mineral properties will require a careful monitoring of performance of its contracts with the CVG and the terms of the concessions granted by the Venezuelan Ministry of Energy and Mines (now the Venezuelan Ministry of Basic Industries and Mining) and other licences and monitoring the evolution of the laws and practices of Venezuela.

Rusoro May Not Be Able To Enforce Its Legal Rights

In the event of a dispute arising at Rusoro’s foreign operations, Rusoro may be subject to the exclusive jurisdiction of foreign courts, whether in Venezuela, Panama, the British Virgin Islands, the Netherlands, or elsewhere, or may not be successful in subjecting foreign persons to the jurisdiction of the courts in Canada.  Rusoro may also be hindered or prevented from enforcing its rights with respect to a government entity or instrumentality because of the doctrine of sovereign immunity. Any adverse or arbitrary decision of a foreign court may have a material and adverse impact on Rusoro’s business, business prospects, financial condition and results of operations.

Fluctuations In Foreign Exchange Rates May Negatively Affect Financial Results

The majority of Rusoro’s expenditures are denominated in Venezuelan currency (bolivars), while the majority of Rusoro’s revenues are in bolivars but based on the spot price of gold which is quoted in U.S. dollars.  Rusoro will be subject to foreign exchange risk because it may hold positions in bolivars and is or will be a party to transactions and loans denominated in currencies other than the bolivar.  Rusoro does not currently engage in any hedging transactions to mitigate this risk.  The bolivar has depreciated significantly against the U.S. dollar.  No assurance can be given that the bolivar will not experience appreciation against the U.S. dollar.  The bolivar is not freely exchangeable into U.S. dollars or other currencies and there is no assurance that Rusoro will be able to exchange sufficient amounts of bolivars into U.S. dollars to meet Rusoro’s foreign currency obligations.  Rusoro will also be subject to risks from the fluctuation of the Canadian dollar against the U.S. dollar.

Foreign Exchange Controls May Affect Rusoro’s Business

Venezuela currently has exchange controls that affect the ability of companies doing business in Venezuela to convert Venezuelan source income into foreign currency.  The Bolivar is not a freely convertible currency and foreign exchange controls imposed by the government of Venezuela may make it difficult for the Company to distribute any funds to its participants outside of Venezuela and could limit its ability to carry on business.

Proposed Amendments to Existing Laws May Adversely Affect Mineral Rights

A new mining law project is currently under consideration which would change the legal regime for exploration, exploitation and use of mineral resources in Venezuela.  The project foresees the abolition of the mining concessions system and establishment of an exclusive right in favour of the government to explore and exploit the mineral resources through a national state owned mining company.  According to the project, the only way for private parties to participate in mining activities in Venezuela would be through the acquisition of a participation in a company created by the MIBAM or the national mining company in which the government must have a participation of greater than 50%.

The law project provides that the concessions and contracts currently existing will be reviewed to determine the compliance by the title holders with their legal obligations.  Those that are not in compliance would be revoked.  The concessions and contracts found to be in good standing would continue to be valid and enforceable for the period and under the conditions set forth in the respective mining titles unless the title holders voluntarily decide to associate themselves with the government according to the new regime.

The law project is currently under discussion, but has not yet been formally enacted, may never be enacted, or may ultimately be enacted in a version other than as described herein.

A proposed amendment to the Constitution includes changes in the mechanisms for the exploitation of natural resources.  If natural resources are considered strategic, the state could incorporate “director social property companies”, “mixed-capital companies” or “socialist production units” for their exploitation.  If not strategic, concessions can be granted for considerations adequate for the public interest and with social benefits.

RISKS RELATED TO THE RUSORO COMMON SHARES

The Market Price of the Common Shares May Be Subject to Wide Price Fluctuations

The market price of the Common Shares may be subject to wide fluctuations in response to many factors, including variations in the operating results of Rusoro, divergence in financial results from analysts’ expectations, changes in earnings estimates by stock market analysts, changes in the business prospects for Rusoro, general economic conditions, changes in mineral reserve or resource estimates, results of exploration, changes in results of mining operations, legislative changes, and other events and factors outside of Rusoro’s control.

In addition, stock markets have from time to time experienced extreme price and volume fluctuations, which, as well as general economic and political conditions, could adversely affect the market price for the Common Shares.

Rusoro is unable to predict whether substantial amounts of Common Shares will be sold in the open market.  Any sales of substantial amounts of Common Shares in the public market, or the perception that such sales might occur, could materially and adversely affect the market price of the Common Shares.

Shareholder Control

Some of the Company’s existing shareholders can exert control over it, and may not make decisions that are in the best interests of all shareholders.  If certain shareholders act together, they may be able to exert a significant degree of influence over the Company’s management and affairs and over matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions.  In addition, this concentration of ownership may facilitate or delay or prevent a change in control of the Company and might affect the market price of the Common Shares, even when a change of ownership may not always coincide with the Company’s interests or the interests of other shareholders and accordingly, they could cause the Company to enter into transactions or agreements which it would not otherwise consider.

Legal Proceedings

Rusoro is involved in litigation with Gold Reserve Inc. (“Gold Reserve”) in relation to Rusoro’s hostile take-over bid for securities of Gold Reserve.  If Rusoro is unsuccessful in defending the action brought by Gold Reserve, it could have a material adverse effect on Rusoro’s financial position.  Refer to “Legal Proceedings”.  Rusoro is also a party to certain other legal proceedings, details of which are disclosed on pages 56 and 57 of the AIF.  If Rusoro were unsuccessful in such litigation it could have a material adverse effect on Rusoro’s financial position.

Use of Funds

The Company’s management will have significant discretion as to the use of the Company’s funds.  The directors of the Company’s may decide to alter their current business plan and may decide to expend the funds in a materially different manner than currently contemplated.

Dilution

The offering price of the Shares significantly exceeds the net tangible book value per share of the Company’s Common Shares.  Accordingly, holders of Shares will experience immediate and substantial dilution of their investment.  If outstanding options and warrants are exercised into Common Shares, shareholders of the Company will experience additional dilution.

Dividend Policy

The Company has paid not cash dividends on any of its Common Shares to date and currently intends to retain its future earnings, if any, to fund development and growth of its business.  In addition, the terms of any future debt or credit facility may preclude the Company from paying dividends.

PLAN OF DISTRIBUTION

Pursuant to the terms of the Underwriting Agreement, the Company has agreed to sell and the Underwriter has agreed to purchase, as principal, on the Closing Date, 167,000,000 Shares at the Offering Price, payable in cash to the Company against delivery of the Shares, subject to the compliance with all necessary legal requirements and to the conditions contained in the Underwriting Agreement.  The Company has also granted to the Underwriter the Option to purchase up to an additional 25,050,000 Shares at the Offering Price, exercisable for a period of 30 days from (and including) the Closing Date.  A purchaser who acquires Shares forming part of the Option acquires those Shares under this prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Option or secondary market purchases.

The obligations of the Underwriter under the Underwriting Agreement may be terminated at its discretion on the basis of its assessment of the state of the financial markets, and may also be terminated upon the occurrence of certain stated events.  The Underwriter is, however, obligated to take up and pay for all of the Shares if any of the Shares are purchased under the Underwriting Agreement.  The Offering Price of the Shares was determined by negotiation between the Company and the Underwriter.

Pursuant to the Underwriting Agreement, the Company has agreed to pay to the Underwriter a commission equal to 6% of the gross proceeds from the issue and sale of the Shares and to reimburse the Underwriter for certain expenses relating to the Offering.  The Company has also agreed to indemnify the Underwriter against certain liabilities, including liabilities for misrepresentation in this prospectus, including the documents incorporated by reference herein, or contribute to payments that the Underwriter may be required to make in respect of those liabilities.

The Company has applied to list the Shares distributed hereunder (and any Additional Shares issued upon exercise of the Option) on the TSXV.  Listing will be subject to the Company fulfilling all the respective listing requirements of the TSXV.  Subscriptions for the Shares will be received, subject to rejection or allotment in whole or in part, and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of the Offering will occur on March 12, 2009, or such other date as may be agreed to by the Underwriter and the Company, but in any event not later than March 31, 2009.

Certificates in definitive form evidencing the Shares will be available for delivery at the closing.

The Company has agreed that it will not issue nor announce the issuance of any of its Common Shares or other securities for a period commencing on the date hereof and continuing for a period of 90 days following the Closing Date without the prior written consent of the Underwriter, which consent will not be unreasonably withheld or delayed.  This condition shall not apply to the issuance of securities or agreement to do so, save and except (i) pursuant to the Company’s employee stock option plan, (ii) pursuant to the exercise of options, warrants or other convertible or exchangeable securities of the Company outstanding as at the date hereof to employees and consultants under existing option arrangements, including the Company’s stock option plan as disclosed to the Underwriter at such time as the Underwriting Agreement is executed, or (iii) pursuant to a bona fide arm’s-length acquisition by the Company or one of its affiliates.  In addition, the Company has agreed that it shall use reasonable best efforts to cause its executive officers and directors and associates of both groups to enter into agreements on terms and conditions satisfactory to the Underwriter in which they will covenant and agree that they will not, for a period commencing on the date hereof and continuing for a period of 90 days following the Closing Date, directly or indirectly, offer, sell, contract to sell, lend, swap, or enter into any other agreement to transfer the economic consequences of, or otherwise dispose of or deal with, whether through the facilities of a stock exchange, by private placement or otherwise, Common Shares of the Company held by them, directly or indirectly, without first obtaining the written consent of the Underwriter, which consent will not be unreasonably withheld or delayed, and will not be withheld upon the occurrence of a take-over bid or similar transaction involving a change of control of the Company.

Pursuant to the policies of certain Canadian securities regulators, the Underwriter may not, throughout the period of distribution under this prospectus, bid for or purchase Common Shares of the Company.  The foregoing restriction is subject to certain exceptions.  The Underwriter may rely on such exceptions on the condition that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in or raising the price of the Common Shares of the Company.  These exceptions include a bid or purchase permitted under Universal Market Integrity Rules for Canadian Marketplaces of Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the offer was not solicited during the period of distribution.  Subject to the foregoing, the Underwriter may over-allot or effect transactions in connection with the Offering intended to stabilize or maintain the market price of the Common Shares at levels above that which might otherwise prevail in the open market.  Such transactions, if commenced, may be discontinued at any time.

United States Restrictions

The Shares have not been and will not be registered under the 1933 Act, or the securities laws of any state, and accordingly may not be offered or sold within the United States except in transactions exempt from the registration requirements of the 1933 Act and applicable state securities laws.  The Underwriting Agreement enables the Underwriter, through its qualified U.S. broker-dealer affiliate, to offer and resell the Shares that it has acquired pursuant to the Underwriting Agreement to certain qualified institutional buyers in the United States, provided such offers and sales are made in accordance with Rule 144A under the 1933 Act, or (ii) to designate certain “accredited investors” that satisfy the criteria set forth in Rule 501(a) of Regulation D under the 1933 Act (“Regulation D”) to whom the Company may sell the Shares in transactions that comply with Rule 506 of Regulation D and applicable state securities laws.  Moreover, the Underwriting Agreement provides that the Underwriter will offer and sell the Shares outside the United States only in accordance with Regulation S under the U.S. Securities Act.

In addition, until 40 days after the commencement of the Offering, an offer or sale of Shares within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with Rule 144A under the 1933 Act.

United Kingdom Restrictions

This short form prospectus is only being and may only be distributed to:  (i) persons outside the United Kingdom; or (ii) persons in the United Kingdom who (a) are a “Qualified investor” within the meaning of Section 86(7) of the FSMA, and (b) within the categories of persons referred to in Article 19 (Investment professionals) or Article 49 (High net worth companies, unincorporated associations, etc,) of the Financial Promotion Order.  This short form prospectus is not a prospectus for the purposes of Section 85(1) of FSMA.  Accordingly, this short form prospectus has not been approved as a prospectus by the FSA under Section 87A of FSMA and has not been filed with the FSA pursuant to the United Kingdom Prospectus Rules or approved by a person authorized under FSMA.

USE OF PROCEEDS

The estimated net proceeds to the Company from the sale of the Shares hereunder will be $93,788,000 after deducting the commission to the Underwriter of $6,012,000, and the estimated expenses of the Offering of $400,000. The estimated net proceeds are expected to be used as follows:

	$

Capital expenditures on Venezuelan gold properties	$80,000,000
General corporate purposes	$13,788,000

Total:	$93,788,000	(1)

(1)         In the event the Option is exercised in full, the additional estimated net proceeds of $14,128,200 from the exercise of the Option will be allocated for general corporate purposes.

The Company intends to spend the funds available as stated in this prospectus, however, there may be circumstances where, for sound business reasons, a reallocation of funds may be deemed prudent or necessary.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of, Stikeman Elliott LLP, counsel to the Underwriter, the following is, as of the date hereof, a summary of the principal Canadian federal income tax consequences under the Tax Act generally applicable to persons who acquire Shares pursuant to this Offering and who, for the purposes of the Tax Act, hold such securities as capital property and deal at arm’s length and are not affiliated with the Company (“Holders”).  The Shares will generally be considered to be capital property to a Holder thereof unless either the Holder holds such securities in the course of carrying on a business of trading or dealing in securities or the Holder has acquired such securities in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to Holders: (i) that are “financial institutions” for the purposes of the “mark-to-market” rules in the Tax Act; (ii) that are “specified financial institutions” as defined in the Tax Act; (iii) an investment in which would constitute a “tax shelter investment” within the meaning of the Tax Act; or (iv) that has elected to report its tax results in a currency other than Canadian currency.  Such Holders should consult their own tax advisors.

This summary is based upon the current provisions of the Tax Act, the Regulations thereunder, counsel’s understanding of the current published administrative practices of the Canada Revenue Agency (the “CRA”) and the proposed amendments to the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”).  This summary assumes that the Proposed Amendments will be enacted as proposed but does not take into account or anticipate any other changes in law, whether by way of judicial, legislative or governmental decision or action, nor does it take into account provincial, territorial or foreign income tax considerations.  No assurances can be given that the Proposed Amendments will be enacted as proposed, or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein.

The Canadian federal income tax consequences to a particular Holder will vary depending on a number of factors, including the province or territory where a particular Holder resides, carries on business or has a permanent establishment.  The following discussion of the income tax consequences is, therefore, of a general nature only and is not exhaustive of all the income tax consequences and is not intended to constitute income tax advice to any particular Holder.

All Holders, regardless of their jurisdiction of residence, should consult their own income tax advisors.

Residents of Canada

The following section of this summary applies to Holders who, for the purposes of the Tax Act, are or are deemed to be resident in Canada at all relevant times (“Canadian Holders”).  Certain Canadian Holders to whom Common Shares might not constitute capital property may make, in certain circumstances, an irrevocable election permitted by subsection 39(4) of the Tax Act to have the Shares, and all other “Canadian securities” as defined in the Tax Act, held by such persons in the taxation year of the election and in all subsequent years deemed to be capital property.

Dividends

Dividends received or deemed to be received on the Shares will be included in computing the Canadian Holder’s income.  In the case of an individual Canadian Holder (other than certain trusts) such dividends will be subject to the gross-up and dividend tax credit rules normally applicable in respect of taxable dividends received from taxable Canadian corporations (as defined in the Tax Act).  A dividend will be eligible for the enhanced gross-up and dividend tax credit if the recipient is notified in writing by the Company that the Company is designating the dividend as an eligible dividend.  There may be limitations on the ability of the Company to designate dividends as eligible dividends.  Dividends received by a Canadian Holder that is a corporation must be included in computing its income but generally will be deductible in computing its taxable income.

Private corporations (as defined in the Tax Act) and certain other corporations controlled by or for the benefit of an individual (other than a trust) or related group of individuals (other than trusts) generally will be liable to pay a 33 1/3 % refundable tax under Part IV of the Tax Act on dividends to the extent such dividends are deductible in computing taxable income.  This refundable tax generally will be refunded to a corporate Canadian Holder at the rate of $1 for every $3 of taxable dividends paid while it is a private corporation.

Disposition of Shares

A disposition or deemed disposition by a Canadian Holder of Shares will generally give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, are greater (or less) than such Canadian Holder’s adjusted cost base of such Shares.  The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading “Capital Gains and Capital Losses”.

Capital Gains and Capital Losses

Upon a disposition (or a deemed disposition) of a Share, a Canadian Holder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of such security, as applicable, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base of such security, as applicable, to the Canadian Holder.  One-half of any capital gain will be included in income as a taxable capital gain and one-half of any capital loss may normally be deducted as an allowable capital loss against taxable capital gains realized in the year of disposition.  Any unused allowable capital losses may be applied to reduce net taxable capital gains realized in the three preceding taxation years or any subsequent taxation year, subject to the provisions of the Tax Act in that regard.

The amount of any capital loss realized on the disposition or deemed disposition of Shares by a Canadian Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on such shares or shares substituted for such shares to the extent and in the circumstances described by the Tax Act. Similar rules may apply where a Canadian Holder that is a corporation is a member of a partnership or beneficiary of a trust that owns such shares.

A Canadian Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) also may be liable to pay an additional refundable tax of 6 2/3% on its “aggregate investment income” for the year which will include taxable capital gains.

Alternative Minimum Tax

Capital gains realized and dividends received by a Canadian Holder that is an individual or a trust, other than certain specified trusts, may give rise to alternative minimum tax under the Tax Act.  Canadian Holders should consult with their tax advisors to determine the impact of the alternative minimum tax.

Holders Resident in the United States

The following summary is generally applicable to Holders who (i) for the purposes of the Tax Act have not been and will not be deemed to be resident in Canada at any time while they hold Shares and who do not use or hold the Shares in carrying on a business in Canada; and (ii) are residents of the United States for purposes of the Canada-United States Income Tax Convention (1980) (the “Convention”) and are entitled to full benefits under the Convention (“U.S. Holders”).  Special rules, which are not discussed in this summary, may apply to a U.S. Holder that is an insurer carrying on business in Canada and elsewhere or that is an “authorized foreign bank” (as defined in the Tax Act).  Such U.S. Holders should consult their own tax advisors.

Dividends on the Shares paid or credited or deemed under the Tax Act to be paid or credited to a U.S. Holder will be subject to Canadian withholding tax at the reduced rate of 15% under the Convention, and 5% if the beneficial owner of the dividend is a U.S. Holder that is a company which owns at least 10% of the voting stock of the Company.  If the U.S. Holder is not a qualified resident of the United States, as defined for purposes of the Convention, a 25 percent Canadian withholding tax will apply.

Generally, a U.S. Holder will not be subject to tax under the Tax Act in respect of any capital gain on the disposition of Shares provided that the Shares are not “taxable Canadian property” for the purposes of the Tax Act to the U.S. Holder at the time of the disposition or deemed disposition.  Generally, the Shares will not constitute “taxable Canadian property” to the U.S. Holder at the time of disposition or deemed disposition thereof unless (i) the Common Shares are not listed on a designated stock exchange (which currently includes the TSXV) for the purposes of the Tax Act at the time of disposition; and (ii) at any time during the 60 month period immediately preceding the disposition of the Shares, 25% or more of the issued shares of any class or series of the capital stock of the Company, or an interest in or an option in respect of such securities, were owned by the U.S. Holder, by persons with whom the U.S. Holder did not deal at arm’s length, or by the U.S. Holder together with such persons.

Even if a Share is taxable Canadian property to a U.S. Holder, any capital gain realized upon the disposition of such Share may not be subject to tax under the Tax Act if such capital gain is exempt from tax in Canada pursuant to the terms of the Convention.

DESCRIPTION OF SECURITIES BEING OFFERED

The Offering consists of Shares.  The authorized share capital of the Company consists of an unlimited number of Common Shares without par value.  Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Company, to attend and to cast one vote per Common Share at all such meetings.  Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election.  Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Company’s board of directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation.  The Common Shares of the Company do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

PRIOR SALES

During the 12-month period before the date of this prospectus, the Company issued the following Common Shares and securities that are convertible into Common Shares of the Company.

Common Shares

Number of Common Shares	Issuance Price		Date of Issue
4,273,504	U.S.$	1.17	July 8, 2008
5,733,677	$0.26929		February 11, 2009

Options

Number of Options	Exercise Price	Date of Issue
16,235,000	$1.31	June 27, 2008
100,000	$1.31	July 21, 2008

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on the TSXV under the symbol “RML”. The following sets out the price range and volumes traded or quoted on the TSXV on a monthly basis for each month for the 12-month period before the date of this prospectus.

Month	High	Low	Close	Volume
February 1 – 23, 2009	$0.83	$0.67	$0.70	11,691,992
January 2009	$0.75	$0.54	0.69	6,707,236
December 2008	$0.68	0.24	0.65	8,172,433
November 2008	0.65	0.28	0.28	8,207,055
October 2008	0.61	0.26	0.36	5,515,016
September 2008	0.92	0.59	0.59	4,458,155
August 2008	1.05	0.65	0.85	1,548,039
July 2008	1.34	0.96	1.00	2,943,080
June 2008	1.40	0.90	1.30	7,288,902

May 2008	1.33	1.01	1.06	3,860,375
April 2008	1.59	1.00	1.11	4,990,675
March 2008	1.84	1.42	1.50	2,911,456

Certain outstanding warrants of the Company are listed and posted for trading on the TSXV under the symbol “RML.WT”.  The following sets out the price range and volumes traded or quoted on the TSXV on a monthly basis for the 12 month period before the date of this prospectus.

Month	High	Low	Close	Volume
February 1 – 23, 2009	$0.19	$0.10	$0.10	987,000
January 2009	$0.16	0.07	0.13	884,100
December 2008	0.12	0.01	0.12	935,200
November 2008	0.10	0.02	0.04	166,500
October 2008	0.19	0.03	0.08	1,889,002
September 2008	0.26	0.19	0.19	113,500
August 2008	0.31	0.13	0.25	80,900
July 2008	0.33	0.18	0.29	352,000
June 2008	0.35	0.09	0.33	2,560,000
May 2008	0.36	0.28	0.35	151,000
April 2008	0.45	0.26	0.30	366,050
March 2008	0.45	0.32	0.45	1,004,122

CHANGES TO CONSOLIDATED CAPITALIZATION

The following represents the Company’s share and loan capital both before and after giving effect to the Offering:

Designation of Security	Number Authorized		Outstanding on September 30, 2008(1)		As at September 30, 2008, after giving effect to the Offering(2)

Common Shares	Unlimited		391,455,669		564,189,346		(3)

Long Term Debt	U.S.$	80,000,000	U.S.$	80,000,000	U.S.$	80,000,000

(1)          As at September 30, 2008, the Company has options and warrants to purchase Common Shares outstanding that could result in the issuance of up to 35,376,178 and 108,800,129 additional Common Shares of the Company, respectively.

(2)          If the Option is exercised in full, this figure will be increased by an additional 25,050,000 Common Shares for a total of 589,239,346 Common Shares.

(3)          In addition, since September 30, 2008, the Company has issued 5,733,677 Common Shares which is included in this figure (See “Prior Sales”).

Since September 30, 2008, there has been no material change to the loan capital of the Company.

LEGAL PROCEEDINGS

On December 15, 2008, Rusoro launched an unsolicited offer (the “Offer”) to acquire all of the outstanding securities of Gold Reserve. After the Offer was launched, Gold Reserve filed a statement of claim against Rusoro and its financial advisor, Endeavour Financial International Company (“Endeavour”), in the Ontario Superior Court of Justice (the “Ontario Court”) claiming damages and punitive damages in the amount of $550 million, and amongst other things, an injunction restraining Rusoro and Endeavour from proceeding with the Offer.

Gold Reserve also alleges that employees of Rusoro trespassed on Gold Reserve’s property in Venezuela in order to drill for and extract core samples without the consent of Gold Reserve and used that information in making the Offer.  In addition, Gold Reserve alleges that Rusoro obtained additional confidential information through its retainer of Endeavour which had acted as a financial advisor to Gold Reserve.

Gold Reserve subsequently moved for the interlocutory relief it was seeking. On February 10, 2009, the Ontario Court issued an interlocutory injunction which, amongst other things, restrained Rusoro and Endeavour from making any unsolicited take over bid for Gold Reserve until the action was disposed of at trial. The Offer expired on February 18, 2009 without any shares of Gold Reserve being taken up by Rusoro.  Rusoro has filed a motion for leave to appeal the interlocutory injunction to the Ontario Divisional Court. This motion is scheduled to be heard on April 2, 2009.

Rusoro believes the claims against it are without merit and is vigorously defending the lawsuit. However, the eventual outcome of the proceedings cannot be predicted at this time.

Rusoro is also a party to certain other legal proceedings, details of which are disclosed on pages 56 and 57 of the AIF.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The Company’s auditors are Grant Thornton LLP, Chartered Accountants, Suite 1600, Grant Thornton Place, 333 Seymour Street, Vancouver, British Columbia, Canada V6B 0A4.

The Company’s transfer agent and registrar for the Common Shares is Computershare Trust Company of Canada (“Computershare”) at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

LEGAL MATTERS

Certain legal matters relating to the securities offered hereby will be passed upon on behalf of the Company by Anfield Sujir Kennedy & Durno and on behalf of the Underwriter by Stikeman Elliott LLP.  As of the date hereof, the partners and associates of each of Anfield Sujir Kennedy & Durno and Stikeman Elliott LLP, as a group, beneficially own, directly or indirectly, less than 1% of the securities of the Company.

INTERESTS OF EXPERTS

As of the date hereof, none of Robert J. Leader, P. Eng., John Perry, P. Geo., Ian Ward, P. Eng., Christopher Jacobs, C. Eng., Christopher Lattanzi, P. Eng., David Laudrum, P. Geo., John Zbeetnoff, P. Geo., Luke Evans, P. Eng., Neil G. Gow, B.Sc. (Hons), P. Geo., William F. Roscoe, Ph.D., P. Eng., Gregory Smith, P. Geo. and the Vice-President Exploration of the Company, Micon International Limited or Scott Wilson Roscoe Postle Associates Inc. each being companies or persons who have prepared the Technical Reports or other disclosure relating to the Company’s mineral properties, or any director, officer, employee or partner thereof, as applicable, received or has received a direct or indirect interest in the property of the Company or of any associate or affiliate of the Company. As at the date hereof, the aforementioned persons, and the directors, officers and employees in the aggregate, as applicable, of each of the aforementioned companies beneficially own, directly or indirectly, less than 1% of the securities of the Company.

PURCHASERS’ STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor.

AUDITORS’ CONSENT

We have read the short form prospectus of Rusoro Mining Ltd. (the “Company”) dated ♦, 2009 relating to the issue and sale of 167,000,000 Shares of the Company. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus of our report to the directors of the Company on the consolidated balance sheets of the Company as at December 31, 2007 and 2006 and the consolidated statements of operations and deficit, comprehensive income/loss, accumulated other comprehensive income and cash flows for each of the years in the two-year period ended December 31, 2007.  Our report is dated May 6, 2008 except as to Notes 19 and 21 which are as of December 12, 2008.

Grant Thornton LLP

Chartered Accountants
Vancouver, Canada
•, 2009

CONSENT OF ESPINEIRA, SHELDON Y ASOCIADOS

We have read the short form prospectus of Rusoro Mining Ltd. (the “Company”) dated ♦, 2009 relating to the issue and sale of 167,000,000 Shares of the Company.  We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus of our report to the directors of Promotora Minera de Guayana P.M.G., S.A. and Related Companies (together, “the Group”), on the combined balance sheet of the Group as at December 31, 2006 and the combined statements of loss, of changes in shareholder’s deficit and of cash flows of the Group for the year ended December 31, 2006.  Our report is dated January 31, 2008 (except as to Notes 22 and 23 which is as of December 15, 2008).

Caracas, Venezula	Espineira, Sheldon y Asociados
♦, 2009

CERTIFICATE OF THE COMPANY

Dated: February 24, 2009

This amended and restated short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of British Columbia, Alberta and Ontario.

(Signed) George Salamis	(Signed) Gary Warnecke
Chief Executive Officer	Chief Financial Officer

(Signed) Gordon Keep	(Signed) Jay Kaplowitz
Director	Director

CERTIFICATE OF THE UNDERWRITER

Dated: February 24, 2009

To the best of our knowledge, information and belief, this amended and restated short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of British Columbia, Alberta and Ontario.

CANACCORD CAPITAL CORPORATION

(Signed) Ali Pejman
Managing Director, Investment Banking